FINAL VERSION

Investment Opportunity

May 10, 2017

This document supersedes all prior versions hereof that may have been provided to potential purchasers of subscription receipts to be issued by DHX Media Ltd.

CONFIDENTIAL

Transcription Overview

media dhx

Key Stats:

Purchase Price	USD $345mm
Existing Debt	• 100% Refinanced
Financing	• 1st lien USD$510m • Convert C$100m
Closing	Approx. June 30

- Acquiring Iconix Entertainment division for US$345m, potentially funded through a combination of debt and convertible debentures; existing DHX debt refinanced
- Compelling financial returns and strong free cash flow to de-lever and de-risk transaction
- Transaction to be announced by May 15 and expected to close by June 30th
- Not subject to shareholder vote; HSR and other customary closing conditions required

Investment Thesis

1. Leverage DHX's content-creation platform to refresh the Peanuts brand
   - **Potential new Peanuts content in 2019**
   - **Peanuts brand lends itself to SVOD platforms and family-friendly content**
2. Significant agency synergies through leveraging CPLG
   - **Redirect current third-party commissions into CPLG**
   - **Align agency representation with IP ownership**
   - **Enhance CPLG's scale and international scope**
3. Reimagine 'daily doses' of Peanuts content on YouTube using WildBrain
   - **Use YouTube clips to drive awareness among a younger audience, much like the comic strips from the past 65 years**



PEANUTS™

Strawberry Shortcake

Financing Opportunity

dhx media®

- Seeking C$125 million in convertible debentures to partially finance acquisition of Iconix Entertainment Division
- Company has committed debt financing alternative for 100% of required funds
- Convertible Debenture would keep leverage within internal constraints and mitigate equity financing at current levels
- Synergy potential in licensing and operating costs and ability to enhance revenue through active management of acquired IP
- Meaningful upside to investors through significant EPS/FCF accretion and potential multiple expansion due to highly strategic acquisition

CONFIDENTIAL

dhx media

Transaction Sources & Uses

- The convertible debenture would be subordinated to debt at 4.7x trailing EBITDA, expected to be reduced significantly from cash flow generation

Sources of Funds Options (USDm)			
	USDm	**CADm**	**PF FY17 Leverage**
Revolver ($30m)	$-	$-	
1st Lien Term Loan	492	669	4.7x
Rolling of capital leases	3	4	4.7x
Convertible Debenture	**92**	**125**	**5.6x**
Cash from Balance Sheet	11	16	
Total	**$598**	**C$814**	

Uses of Funds	USDm	CADm
Purchase Price	$345	C$469
Repay: senior notes	165	225
Senior Notes Make Whole	10	14
Repay: TLA / RCF	49	67
Est. Transaction Costs	26	35
Rolling of capital leases	3	4
Total	**$598**	**C$814**

Note: CAD – USD FX rate 1.36

The Transaction Will Be Immediately and Significantly Accretive to EPS & FCF

dhx media

- Increase in free cash flow in FY2018 of ~36% above stand alone projections
- Significant cash generation for potential debt pay down and reinvestment

EPS accretion %[1,2]	2018E	*6 - 10%*
Accretion to FCF / share %[1,2]	2018E	*25% - 30%*

Assumptions:
(1) Transaction close on June 30, 2017 and excludes purchase accounting and other one-time transaction costs and expenses
(2) All estimates are on an as-converted basis

STATUTORY RIGHTS OF ACTION

Securities legislation in certain jurisdictions in Canada provides purchasers, in addition to any other rights they may have at law, with a remedy for rescission or damages or both if the foregoing presentation or any amendment to it and, in some cases, advertising and sales literature used in connection therewith, contains a misrepresentation. However, these remedies, or notice with respect thereto, must be exercised, or delivered, as the case may be, by the purchaser within the time limits prescribed by the applicable securities legislation.

Each purchaser should refer to the provisions of the applicable securities legislation for the complete text of these rights and consult with a legal advisor. The following is a summary of the rights of rescission or rights to damages available to purchasers of Subscription Receipts in Ontario and Nova Scotia. This summary is subject to the express provisions of the applicable securities laws of such jurisdiction and the regulations, rules and policy statements thereunder, and reference is made thereto for the complete texts of such provisions. The rights of action described below are in addition to and without derogation from, any other right or remedy that a purchaser may have under applicable laws and are subject to the defences contained therein.

Purchasers Resident in Ontario

Section 5.2 of Ontario Securities Commission Rule 45-501 — Ontario Prospectus and Registration Exemptions provides that when an offering memorandum, such as the foregoing presentation, is delivered to an investor to whom securities are distributed in reliance upon the "accredited investor" prospectus exemption in Section 73.3 of the Securities Act (Ontario) or a predecessor exemption to Section 73.3 of the Securities Act (Ontario) the right of action referred to in Section 130.1 of the Securities Act (Ontario) ("Section 130.1") applies, unless the prospective purchaser is:

a. an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under Section 473(1) of that Act;

b. a bank named in Schedule I or II of the Bank Act (Canada), loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

c. a Schedule III bank, meaning an authorized foreign bank named in Schedule III of the Bank Act (Canada);

d. the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada); or

e. a subsidiary of any person referred to in paragraphs (a) through (d) above, if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by the directors of the subsidiary.

Section 130.1 provides such investors who purchase securities offered by an offering memorandum with a statutory right of action against the issuer of securities for rescission or damages in the event that the foregoing presentation and any amendment to it contains a "misrepresentation". "Misrepresentation" means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make any statement not misleading in the light of the circumstances in which it was made.

Where the foregoing presentation is delivered to a purchaser of Subscription Receipts in connection with a distribution made in reliance on Section 73.3 of the Securities Act (Ontario), and the foregoing presentation contains a misrepresentation the purchaser will have, without regard to whether the purchaser relied on the misrepresentation, a statutory right of action against the Company for damages or, while still the owner of Subscription Receipts, for rescission. If the purchaser elects to exercise the right of action for rescission, the action for rescission must be commenced not more than 180 days after the date of the transaction that gave rise to the cause of action and the purchaser will have no right of action for damages. If the purchaser elects to exercise the right of action for damages, the action for damages must be commenced not more than the earlier of (i) 180 days after the purchaser first had knowledge of the facts giving rise to the cause of action, or (ii) three years after the date of the transaction that gave rise to the cause of action.

The Company will not be liable for a misrepresentation if it proves that the purchaser purchased the Subscription Receipts with knowledge of the misrepresentation.

In an action for damages, the Company will not be liable for all or any portion of the damages that the Company proves do not represent the depreciation in value of the Subscription Receipts as a result of the misrepresentation relied upon.

Furthermore, the Company will not be liable for a misrepresentation in "forward-looking information" contained in the foregoing presentation (for the purposes of this section, as defined in the Securities Act (Ontario)) if it proves that:

a. the foregoing presentation contains, proximate to the forward-looking information, reasonable cautionary language identifying the forward-looking information as such, and identifying material factors that could cause actual results to differ materially from a conclusion, forecast or projection set out in the forward-looking information, and a statement of the material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection set out in the forward-looking information; and

b. the Company had a reasonable basis for drawing the conclusions or making the forecasts and projections set out in the forward-looking information;

c. In no case will the amount recoverable for the misrepresentation exceed the price at which the Subscription Receipts were offered.

The right of action for rescission or damages conferred in Section 130.1 is in addition to and without derogation from any other right the purchaser may have at law.

Purchasers Resident in Nova Scotia

The right of action for damages or rescission described herein is conferred by section 138 of the Securities Act (Nova Scotia). Section 138 of the Securities Act (Nova Scotia) provides, in relevant part, that in the event that an offering memorandum, together with any amendment thereto, or any advertising or sales literature (as defined in the Securities Act (Nova Scotia)) contains a misrepresentation, the purchaser will be deemed to have relied upon such misrepresentation if it was a misrepresentation at the time of purchase and has, subject to certain limitations and defences, a statutory right of action for damages against the Company and, subject to certain additional defences, every director of the Company at the date of the offering memorandum and every person who signed the offering memorandum or, alternatively, while still the owner of the securities purchased by the purchaser, may elect instead to exercise a statutory right of rescission against the Company, in which case the purchaser shall have no right of action for damages against the Company, directors of the Company or persons who have signed the offering memorandum, provided that, among other limitations:

a. no action shall be commenced to enforce the right of action for rescission or damages by a purchaser resident in Nova Scotia later than 120 days after the date on which the initial payment was made for the securities;

b. no person will be liable if it proves that the purchaser purchased the securities with knowledge of the misrepresentation;

c. in the case of an action for damages, no person will be liable for all or any portion of the damages that it proves do not represent the depreciation in value of the securities as a result of the misrepresentation relied upon; and

d. in no case will the amount recoverable in any action exceed the price at which the securities were offered to the purchaser.

In addition, a person or company, other than the Company, will not be liable if that person or company proves that:

a. the offering memorandum or amendment to the offering memorandum was sent or delivered to the purchaser without the person's or company's knowledge or consent and that, on becoming aware of its delivery, the person or company gave reasonable general notice that it was delivered without the person's or company's knowledge or consent;

b. after delivery of the offering memorandum or amendment to the offering memorandum and before the purchase of the securities by the purchaser, on becoming aware of any misrepresentation in the offering memorandum or amendment to the offering memorandum the person or company withdrew the person's or company's consent to the offering memorandum or amendment to the offering memorandum, and gave reasonable general notice of the withdrawal and the reason for it; or

c. with respect to any part of the offering memorandum or amendment to the offering memorandum purporting (i) to be made on the authority of an expert or (ii) to be a copy of, or an extract from, a report, an opinion or a statement of an expert, the person or company had no reasonable grounds to believe and did not believe that (A) there had been a misrepresentation, or (B) the relevant part of the offering memorandum or amendment to the offering memorandum did not fairly represent the report, opinion or statement of the expert, or was not a fair copy of, or an extract from, the report, opinion or statement of the expert.

Furthermore, no person or company, other than the Company, will be liable with respect to any part of the offering memorandum or amendment to the offering memorandum not purporting

a. to be made on the authority of an expert or

b. to be a copy of, or an extract from, a report, opinion or statement of an expert, unless the person or company

    i. failed to conduct a reasonable investigation to provide reasonable grounds for a belief that there had been no misrepresentation or

    ii. believed that there had been a misrepresentation.

If a misrepresentation is contained in a record incorporated by reference into, or deemed incorporated by reference into, the offering memorandum or amendment to the offering memorandum, the misrepresentation is deemed to be contained in the offering memorandum or an amendment to the offering memorandum.

DISCLAIMER

This document contains “forward-looking statements” under applicable securities laws with respect to DHX Media including, without limitation, statements regarding the business strategies and operational activities of DHX Media and its subsidiaries, completion of the prospective acquisition, bank financing and private placement, the Company’s ability to secure financing to complete acquisitions, the expected benefits of the acquisition, the estimated cost synergies that may be generated and the Company’s future results of operations (including, without limitation, statements with respect to revenue, EBITDA and adjusted EBITDA) the redemption of the senior unsecured notes and regulatory approval. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk related to regulatory approval and satisfaction of other conditions to closing the acquisition, DHX Media’s ability to complete the transaction, successfully integrate the acquired business and realize expected synergies, the ability to retain required employees and customer contracts, the accuracy of the assumptions upon which the expected synergies were estimated, market factors (including currency exchange and interest rate fluctuations), contract interpretation, application of accounting policies and principles, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the SEC. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.